Holland & Knight.

Tel 202 955 3000
Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006
www.hklaw.com



Joseph R. Manghisi
212 513 3370
joseph.manghisi@hklaw.com

March 28, 2005

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 3/30

If you have any questions regarding this filing, please do not hesitate to call me at (212) 513-3370 or, in my absence, Neal N. Beaton of this office at (212) 513-3470 or Lance D. Myers of this office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,



Joseph R. Manghisi
Holland & Knight LLP

2723587_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language document listed below are set out in EXHIBIT A hereto)

1. Report of the State of Repurchase of the Company's Own Shares dated March 4, 2005

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Press Releases

	Date	Title
1)	03/04/2005 (03/04/2005)	JT Repurchases Own Shares (for the month of February 2005)
2)	03/07/2005 (03/07/2005)	JT to Transfer Office Equipment Parts Manufacturing Subsidiary to NOK Corporation
3)	03/22/2005 (03/22/2005)	JT Concludes Licensing Agreement on JT's Anti-HIV Drug with Gilead
4)	03/25/2005 (03/25/2005)	JT Repurchases Own Shares (for the month of March 2005)

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Report of the State of Repurchase of the Company's Own Shares dated March 4, 2005

   Report of the State of Repurchase of the Company's Own Shares stating the conditions of repurchase, possession, disposal of the Company's own shares from February 1, 2005 to February 28, 2005 filed with the Director of Kanto Local Finance Bureau.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, item 1.



JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287


RECD S.E.C.
MAR 2 8 2005
1086

FOR IMMEDIATE RELEASE

JT Repurchases Own Shares

Repurchase results for the period between February 1, 2005 to February 28, 2005

Tokyo, March 4, 2005 --- Japan Tobacco Inc. (JT, TSE: 2914) announced today that it has repurchased its shares pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code as was decided at the Board of Directors meeting held on October 29, 2004. Details of the share repurchase are mentioned below.

Details of the shares repurchased

(1) Period during which shares were repurchased:	From February 1, 2005 to February 28, 2005
(2) Number of shares repurchased:	6,240 shares
(3) Total repurchased cost of shares:	¥6,772,650,000
(4) Method of repurchase:	Open market purchase on Tokyo Stock Exchange

(Reference)

1. Details of the repurchase as approved by the JT Board of Directors of on October 29, 2004.

(1) Type of shares to be repurchased:	Shares of JT common stock
(2) Number of shares to be repurchased:	Up to 45,000 shares
(3) Total repurchase price of shares:	Up to ¥40 billion
(4) Period during which shares will be repurchased:	From November 1, 2004 to March 24, 2005

2. Cumulative number of shares repurchased during the October 29, 2004 to February 28, 2005 period as approved at the Board of Directors meeting held on October 29, 2004.

(1) Total number of shares repurchased:	34,216 shares
(2) Total cost of repurchased shares:	¥35,163,184,000

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.



JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT to Transfer Office Equipment Parts Manufacturing Subsidiary to NOK Corporation

Tokyo, March 7, 2005 --- Japan Tobacco Inc. (JT) (TSE:2914) and its subsidiary, Japan Filter Technology, Ltd. (JFT), announced today that both companies have completed an agreement for the transfer of shares in Nitto Kogyo Co., Ltd., JT's office automation equipment parts manufacturing subsidiary, to NOK Corporation (NOK), a leading car rubber parts and electronic device circuit board manufacturing company.

Nitto, established in 1921, manufactures and sells cigarette manufacturing machinery parts, such as rollers and belts for cigarette-making machines, and has since shifted its business to focus on the manufacturing of parts for office automation equipment, including photocopying components. With this in mind, and with the mid-term management plan, "JT PLAN-V," coming to fruition, the company began examining Nitto's position within JT's business portfolio as it no longer saw a fit with its three core businesses – tobacco, pharmaceuticals and foods. Thus, JT and JFT, as a JT group, have decided today to transfer all shares of Nitto to NOK, because JT has judged that Nitto can have greater growth potential through NOK which is aggressively operating in the office automation equipment parts business.

JT and JFT will transfer 35,858 shares and 77,068 shares respectively, at ¥45,000 per share, to NOK. It is scheduled to take place on March 29, 2005, once at least two-thirds of Nitto shareholders, including JT and JFT, have agreed to transfer their shares to NOK.

JT estimates that the financial impact on its business from this transfer will be very limited.

In "JT PLAN-V," JT announced that it would continue to optimize the operations of the entire JT group and maintain only those functions which are essential to the group's profitability and smooth operations. This is just one example of how JT is implementing "JT PLAN-V."

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.

(Appendix)

Summary of Nitto Kogyo Co., Ltd.

Name of the Company:	Nitto Kogyo Co., Ltd.
Name of the Representative:	Koichi Kondo, President
Place of Business:	TOP Hamamatsucho Bldg, 1-5-12, Shiba Minato-ku, Tokyo, Japan
Established:	April, 1921
Capital:	¥400 million (as of March 31, 2004)
Number of Issued Shares:	200,000 shares (as of March 31, 2004)
Type of Business:	Manufacturing and sale of precision functional elastic parts
Number of Employees:	277 (as of March 31, 2004)
Major Share Holders:	Japan Filter Technology, Ltd.:38.5% (77,068 shares) Japan Tobacco Inc.: 17.9% (35,858 shares)
Nitto Group Companies:	Nitto Industry (H.K.) Co. Ltd. and other five subsidiaries (all 100% subsidiaries of Nitto)

Most Recent Business Results:

(Millions of yen)

Fiscal year	Year ending March 31, 2004
Net sales	18,661
Recurring profit	904
Net income	304

Summary of NOK Corporation

Name of the Company:	NOK Corporation
Name of the Representative:	Masato Tsuru, Chairman of the Board and President
Place of Business:	1-12-15, Shiba-Daimon Minato-ku, Tokyo, Japan
Type of Business:	Manufacturing and sale of rubber seal parts for cars and electric device circuit boards

Summary of Japan Filter Technology, Ltd.

Name of the Company:	Japan Filter Technology, Ltd.
Name of the Representative:	Yoshihiro Kuno, President
Place of Business:	3-8-21 Toranomon Minato-ku, Tokyo, Japan
Capital:	¥461million (as of March 31, 2004)
Type of Business:	Manufacturing, sale and export of cigarette filter plugs
Major Share Holder:	Japan Tobacco Inc. (86.8%)